                        Exhibit - 2.

At the Annual Meeting held on Tuesday, April 16, in Wellsboro W. K Francis resigned as President and Craig Litchfield was appointed by the Board of Directors to fill the position. Mr. Francis who is 64 years old joined the Bank in 1958 and will continue as Chairman of the Board and Chief Executive officer for the balance of 1996, after that time he remain Chairman of the Board.

Mr. Litchfield at 48 years old has been employed by the Bank since 1972, and has held several positions including vice-president and more recently Senior vice-president.